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                              April 28, 2021

       Christopher Eng
       Executive Vice President and General Counsel
       Summit Hotel Properties, Inc.
       13215 Bee Cave Parkway, Suite B-300
       Austin, TX 78738

                                                        Re: Summit Hotel
Properties, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-35074

       Dear Mr. Eng:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures , page 49

   1. We note a provision for credit losses of $4.8 million for the year ended December 31,
                                                        2020, which is
presented as an adjustment from Net (loss) income to FFO applicable to common shares and
common units and further adjusted to arrive at EBITDAre. We also note in your earnings
release a provision for credit losses of $2.3 million and $4.8 million for the three and
twelve months ended December 31, 2020, respectively, which is included in your
presentation of Hotel EBITDA. Please tell us how you determined these adjustments were
appropriate and if you intend to make similar adjustments to these non-GAAP measures going
forward.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Eng
Summit Hotel Properties, Inc.
April 28, 2021
Page 2

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameChristopher Eng                       Sincerely,
Comapany NameSummit Hotel Properties, Inc.
                                                        Division of Corporation
Finance
April 28, 2021 Page 2                                   Office of Real Estate &
Construction
FirstName LastName